 Filed pursuant to Rule 433
 Registration File No. 333-163649
 January 7, 2010

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, COMMUNITY HEALTH SYSTEMS, INC. WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL FREE 1-800-547-7754.

Date:	January 7, 2010

To:	Community Health Systems, Inc. Human Resources Personnel CEOs and Division Presidents

From:	Roy A. Sellers, SPHR
NOTICE TO ALL HUMAN RESOURCES PERSONNEL, CEOs and DIVISION
PRESIDENTS OF COMMUNITY HEALTH SYSTEMS, INC.

This is background information only NOT FOR DISTRIBUTION to participants:

CHS is making a Stock Rescission offer to a limited group of participants in the main QACA 401k plan and the Spokane 401k plan.  The offer applies only to participants in those plans that purchased CHS stock as a part of those plans between Jan 1, 2009 and Dec 1, 2009.  Principal will be helping us administer this rescission offer.

The CHS Stock Rescission is open: Thurs Jan 7 – Thurs Feb 11.  I have attached the prospectus that the participants can access on the web.  Please note that the prospectus contains a Q&A section that contains useful information.  The appendices accompanying the attached prospectus contain screen shots of the rescission offer acceptance website and forms of the letters that have been sent to the participants.   Some important notes:

●	There are only 1,583 participants with an account balance affected and 33 without an account balance affected. To put this in perspective, we have approximately 66,000 accounts in these two plans.

●
Those with an account balance can make their election on-line through www.principal.com.  The Principal Client Contact Center (CCC) CANNOT take this election over the phone - although they can be a resource to answer questions.  Those without an account balance will receive an acceptance form to fill out and return in the supplied green envelope.

●	An active participant will only receive a cover letter with instructions to go on-line. They can call the CCC to have a prospectus mailed to them.

●
One thing to remember is that because the option to purchase company stock is now closed to all participants, participants who sell their stock as part of the rescission offer will not be able to repurchase company stock in the plan

●	After the rescission expires, those that have taken distributions and accept the rescission will have to send in election forms for their additional distribution.

In reviewing the locations of those affected by this offer, not surprisingly we find participants spread throughout the company.  All of the information that is needed by participants and required for the process has been provided either in the mailing or through the on-line system.  As a result, you don't need to take any affirmative action with regard to this process, but I wanted to make you aware of what was happening and what was being sent to the affected participants.  However, having said that, if one of your participants comes to you with questions, I would encourage you to join the participant and call the CCC.  Please take advantage of this excellent resource.

As always, if you have questions of me, please don't hesitate to ask.

Roy A. Sellers, SPHR
Director, Human Resources

Community Health Systems, Inc.